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                                                                     EXHIBIT 8.1


                     [Letterhead of Hogan & Hartson L.L.P.]




                                 March 30, 1999


Board of Directors
Sunrise Assisted Living, Inc.,
9401 Lee Highway, Suite 300
Fairfax, VA  22031

Gentlemen/Ladies:

                 This opinion is being delivered to you in accordance with
Article 6.1(i) of the Agreement of Merger dated as of October 18, 1998, as amended by Amendment No. 1 to Agreement of Merger dated as of March 4, 1999 (collectively, the "Agreement"), by and among Karrington Health, Inc. (the "Company"), an Ohio corporation, Sunrise Assisted Living, Inc. ("Acquiror"), a Delaware corporation and Buckeye Merger Corporation ("Merger Sub"), an Ohio corporation wholly owned by Acquiror. Pursuant to the Agreement, Merger Sub will be merged with and into the Company (the "Merger").

                 In connection with the preparation of this opinion, we have examined and with your consent relied upon (without any independent investigation or review thereof) the following documents (including all exhibits and schedules thereto): (1) the Agreement; (2) the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "Registration Statement"), of which the Proxy Statement/Prospectus of Acquiror and the Company forms a part; (3) representations and certifications made to us by Acquiror; (4) representations and certifications made to us by the Company;
(5) such other instruments and documents related to the formation, organization and operation of Acquiror, Merger Sub and the Company or to the consummation of the Merger and the transactions contemplated thereby as we have deemed necessary or appropriate. In addition, we have reviewed the form of opinion of counsel received by the Company from Wachtell Lipton Rosen & Katz counsel with respect to the tax consequences of the proposed transaction (the "Wachtell Lipton Opinion"). 1/


----------------------------

1/       All capitalized terms used herein and not otherwise defined shall have the same meaning as they have in the Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").







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Sunrise Assisted Living
March 30, 1999
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                            The Proposed Transaction


         Based solely upon our review of the documents set forth above, and upon such information as Acquiror, Merger Sub and the Company have provided to us (which we have not attempted to verify in any respect), and in reliance upon such documents and information, we understand that the proposed transaction and the relevant facts with respect thereto are as follows:

         Acquiror is a Delaware corporation and is the owner of all of the outstanding stock of Merger Sub, an Ohio corporation. Acquiror is a provider of assisted living services to the elderly. Merger Sub was organized solely for the purpose of accomplishing the merger described below.

         The Company is an Ohio corporation. The Company operates assisted living residences which provide assistance in daily living for frail and elderly residents who cannot live independently and specialized care and services for residents with certain low acuity medical needs and/or with Alzheimer's disease or other forms of dementia.

         Because it is believed that the businesses of Acquiror and the Company would be complementary, it is proposed that pursuant to the Agreement and the laws of the State of Ohio Merger Sub merge with and into the Company (the "Merger"). Merger Sub's separate corporate existence will cease and the Company will be the surviving corporation (the "Surviving Corporation"). As the Surviving Corporation, the Company will succeed to all of the assets and liabilities of Merger Sub under Ohio corporate law.

         By virtue of the Merger, each Share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be canceled or the holders of which exercise dissenters' rights of appraisal) will be converted into the right to receive
(i) 0.3333 of a share of Acquiror Common Stock, plus (ii) the associated right to purchase shares of Series C Junior Participating Preferred Stock of Acquiror pursuant to the Rights Agreement dated as of April 25, 1996 between Acquiror and First Union National Bank of North Carolina, as amended. No fractional shares of Acquiror Common Stock will be issued, and, in lieu thereof, each holder of Company Shares who would otherwise have been entitled to a fractional share of Acquiror Common Stock upon surrender of outstanding Company Shares will be paid an amount in cash (without interest), rounded to the nearest cent, equal to such holder's proportionate interest in the
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Sunrise Assisted Living
March 30, 1999
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Fractional Securities Fund or as otherwise provided in the Agreement.  Ohio law provides that all Company shareholders entitled to vote on the Merger may exercise appraisal rights with respect to the Merger. Under the Agreement, the obligation of Acquiror and Merger Sub to effect the Merger is subject to the condition that holders of no more than 10 percent of the outstanding shares of Company Common Stock assert the right to exercise appraisal rights with respect to the Merger.

         In connection with its entering into the Agreement, Acquiror entered into an agreement with Meditrust Corporation to acquire four separate first trust mortgages secured by Company properties and six assisted living properties currently leased to the Company for approximately $63.7 million. Acquiror acquired the four mortgages on December 2, 1998. On December 2, 1998, a trust formed by a financial institution assumed Acquiror's position relative to the acquisition of the six assisted living properties in the Meditrust transaction and completed the acquisition of these properties. The trust then leased the properties to Acquiror under an operating lease with a three-year term. The Company's existing lease for the six properties was subordinated to Acquiror's lease and became a sub-lease between Acquiror and the Company.

         In the Agreement, Acquiror agreed to make available to Company a fully secured line of credit in the principal amount of up to $16.5 million (the "Loan") on terms and conditions set forth in a Revolving Loan Agreement dated November 6, 1998, as amended by the First Amendment to Revolving Loan Agreement dated February 26, 1999 (collectively, the "Loan Agreement"). The initial advance of $10.0 million pursuant to the Loan Agreement was made on or about November 10, 1998, with a second advance of $6.5 million made on or about March 4, 1999. Pursuant to the Loan Agreement, the Loan has a Maturity Date of January 1, 2000 (as extended pursuant to a March 23, 1999 letter from Sunrise to Karrington extending the Maturity Date) and will be fully recourse to the Borrower, with interest accruing at the rate of 10 percent per annum due and payable on the first day of each calendar month, commencing with the month in which the Loan proceeds are initially advanced. In addition, under the Loan Agreement, the Loan is secured by a first lien deed of trust or mortgage on real estate owned by the Company, with the Loan amount in no event to exceed 70 percent of the value of all collateral provided to Acquiror.


                        Assumptions and Representations

         In connection with rendering this opinion, we have assumed or obtained representations (and, with your consent, are relying thereon, without any





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Sunrise Assisted Living
March 30, 1999
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independent investigation or review thereof, although we are not aware of any material facts or circumstances contrary to or inconsistent therewith) that:

         1. All information contained in each of the documents we have examined and relied upon in connection with the preparation of this opinion is accurate and completely describes all material facts relevant to our opinion, all copies are accurate and all signatures are genuine. We have also assumed that there has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

         2. The Merger will be consummated in accordance with applicable state law and will qualify as a statutory merger under applicable state law.

         3. The Loan will be treated as bona fide debt of the Company for federal income tax purposes.

         4. All representations made in the exhibits hereto are true, correct, and complete in all material respects. Any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification.

         5. The Merger will be consummated in accordance with the Agreement and as described in the Proxy Statement/Prospectus (including satisfaction of all covenants and conditions to the obligations of the parties without amendment or waiver thereof); each of Acquiror, Merger Sub and the Company will comply with all reporting obligations with respect to the Merger required under the Code and the Treasury Regulations thereunder; and the Agreement and all other documents and instruments referred to therein or in the Proxy Statement/Prospectus are valid and binding in accordance with their terms.

         6. Acquiring and Merger Sub will not effect the Merger if holders of more than 10 percent of the outstanding shares of Company Common Stock assert the right to exercise appraisal rights with respect to the Merger.

         7. The Wachtell Lipton Opinion has been concurrently delivered and not withdrawn.

                   Opinion - Federal Income Tax Consequences





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Sunrise Assisted Living
March 30, 1999
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                 Based upon and subject to the assumptions and qualifications set forth herein, it is our opinion that the following will be material United States federal income tax consequences of the Merger to Acquiror, Merger Sub and the Company:

                 (a) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

                 (b) each of Acquiror, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and

                 (c) no gain or loss will be recognized by Acquiror, Merger Sub or the Company as a result of the Merger.

                 In addition to the assumptions set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below:

                 1. This opinion represents and is based upon our best judgment regarding the application of relevant current provisions of the Code and interpretations of the foregoing as expressed in existing court decisions, administrative determinations (including the practices and procedures of the Internal Revenue Service (the "IRS") in issuing private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling) and published rulings and procedures all as of the date hereof. An opinion of counsel merely represents counsel's best judgment with respect to the probable outcome on the merits and is not binding on the Internal Revenue Service or the courts. There can be no assurance that positions contrary to our opinions will not be taken by the IRS, or that a court considering the issues would not hold contrary to such opinions. Acquiror has not requested a ruling from the IRS (and no ruling will be sought) as to any of the federal income tax consequences addressed in this opinion. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the opinion expressed herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the law or in the application or interpretation of the federal income tax laws.

                 2. This letter addresses only the specific tax opinions set forth above. This letter does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger).





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Sunrise Assisted Living
March 30, 1999
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                 3.       Our opinion is intended to address only the tax
consequences to Acquiror, Merger Sub and the Company and is not intended to address (nor may it be relied upon for) the tax consequences to the holders of Company Shares.

                 4. Our opinion set forth herein is based upon the description of the contemplated transactions as set forth above in the section captioned "The Proposed Transaction," the Agreement and the Proxy Statement/Prospectus. If the actual facts relating to any aspect of the transactions differ from this description in any material respect, our opinion may become inapplicable. No opinion is expressed as to any transaction other than those set forth in the section captioned "The Proposed Transaction," the Agreement and the Proxy Statement/Prospectus or to any transaction whatsoever, including the Merger, if all the transactions described in the section captioned "The Proposed Transaction," the Agreement and the Proxy Statement/Prospectus are not consummated in accordance with the terms of the section captioned "The Proposed Transaction," the Agreement and the Proxy Statement/Prospectus and without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

                 This opinion is provided to Acquiror only, and without our prior consent, may not be relied upon, used, circulated, quoted or otherwise referred to in any manner by any person, firm, governmental authority or entity whatsoever other than reliance thereon by Acquiror. Notwithstanding the prior sentence, we hereby consent to the use of the opinion letter as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. In giving the consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

                                        Sincerely yours,

                                        /s/ HOGAN & HARTSON L.L.P.

                                        HOGAN & HARTSON L.L.P.